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GRAND TOYS INTERNATIONAL LIMITED

  Room UG 202, Floor UG2,

   Chinachem Plaza

  77 Mody Road, Tsimshatsui East,

 Kowloon, Hong Kong

  (NASDAQ: GRIN)

   www.grand.com

CONTACT:

David J. Fremed

Chief Financial Officer

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES NEW BOARD AND NAMES MANAGEMENT TEAM

Hong Kong – January 3, 2007.  Grand Toys International Limited (Nasdaq: GRIN) held its Annual General Meeting of Shareholders on Friday, December 22 and elected Mr. Yip Chung Nam and Ms. Fay Hun Bernadette Quan to the Board.  Mr. Yip and Ms. Quan join Jeff Hsieh Cheng and Douglas Van who were re-elected as Directors of Grand.  Mr. Yip is a Chartered Engineer and a member of the Institute of Civil Engineers since 1977 and a Fellow of the Hong Kong Institution of Engineers since 1997.  Mr. Yip is currently employed as the Executive Director of China State Construction International Holding, Ltd.  Ms. Quan has practised civil law at the Bar of the Hong Kong Special Administrative Region as well as having been appointed to legal counsel positions for entities with global operations.  Ms. Quan obtained her LL.B. degree from the University of Wales in the United Kingdom and is a Barrister-at-law of the Honourable Society of Lincoln’s Inn in the United Kingdom.  Ms. Quan is not currently a practicing lawyer.  Also at the Annual General Meeting, the shareholders appointed BDO McCabe Lo Limited as Grand’s auditors for 2006.

The Board subsequently elected Mr. Hsieh to serve as Chairman of the Board and appointed Kevin Murphy, Grand’s Hua Yang subsidiary’s President and Chief Executive Officer, to serve as Chief Operating Officer of Grand.  Mr. Murphy was also elected to serve as a non-independent Director of Grand.  Mr Hsieh commented, “I am very excited about the new Board and the new Grand management team.  I believe the geographic proximity and diversity of our team will enable us to operate efficiently as we work to increase value to all of Grand’s shareholders.”

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005.  Grand Toys, through its Hong Kong, US and Canadian operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods.  Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years.  Grand Toys’ goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world.  (Nasdaq: GRIN) www.grand.com, also www.intplay.com, www.huayangprinting.com and www.kordparty.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.